SG Principal Protected Trust
1221 Avenue of the Americas
New York, NY 10020
May 5, 2010

Via EDGAR and Facsimile
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549

RE: SG Principal Protected Trust; Form N-2; Securities Act Registration File No. 333-99069, Investment Company Act File No. 811-21194

Ladies and Gentlemen:

SG Principal Protected Trust, a Delaware closed end investment company (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form N-2 (File Numbers referred to above), together with all exhibits thereto (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because it believes that current market conditions make proceeding with this offering unattractive at this time. The Registration Statement has not been declared effective by the Commission, and none of the securities covered by the Registration Statement have been sold.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably practicable. The Company also requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited for future use to the account of Societe Generale, S.A. (“SG”), parent company of SG Americas Securities, LLC, the Company’s sponsor.  Please fax a copy of the order to SG’s counsel at the address below.  The Company also advises the Commission that it may, in the future, undertake private offerings of securities in reliance on Rule 155(c) of the Securities Act.

If you have any questions regarding the foregoing application for withdrawal, please contact SG’s Counsel, Jason Hoberman, at (212) 278-6261 (phone) and (212) 278-2057 (facsimile).

Sincerely,

/s/ Julien Lascar

Principal Executive Officer and Managing Trustee